April 23, 2015

Via EDGAR

Securities and Exchange Commission,

    100 F Street, N.E.,

        Washington, D.C. 20549,

            Attention: Mr. Donald E. Field.

Re:	Acceleration Request for Harris Corporation
Registration Statement on Form S-4 (File No. 333-202539)

Dear Mr. Field:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Harris Corporation (the “Registrant”) hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-4, as amended (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective at 4:00 p.m. Eastern Daylight Savings Time on April 24, 2015, or as soon as possible thereafter.

In making this acceleration request, the Registrant is aware of its obligations under the Securities Act as they relate to the above-referenced Registration Statement and acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert the declaration of the Registration Statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Keith A. Pagnani at Sullivan & Cromwell LLP via telephone at (212) 558-4397 or via e-mail at pagnanik@sullcrom.com.

Securities and Exchange Commission

April 23, 2015

Sincerely, Harris Corporation

/s/ Scott T. Mikuen
Name: Scott T. Mikuen Title: Senior Vice President, General Counsel and Secretary

cc:	William M. Brown
(Harris Corporation)

Ann D. Davidson
(Exelis Inc.)

Keith A. Pagnani
(Sullivan & Cromwell LLP)

James P. Dougherty
(Jones Day)